Clariant Ltd

Rothausstrasse 61
CH-4132 Muttenz 1
Switzerland

RECEIVED

2008 MAY -7 P 12:24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commision
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop: Room 3628
100 F Street, NE
Washington DC 20549
U.S.A.

[redacted]

08002386

CH-4132 Muttenz 1, 30/04/2008

Investor Relations
Mirjam Grieder Buttler
Tel.: +41 61 469 6766
Fax: +41 61 469 67 67
E-Mail: mirjam.grieder@clariant.com
www.clariant.com

SUPPL

ref. exeption number: 82-34978

Dear Sirs,

we are herewith submitting documents pursuant to the exemption we obtained under Rule 12g3-2 (b).

Please find enclosed following document:
Ad-hoc Announcement: Clariant Reports Improved Operating Margin in the First Quarter 2008

PROCESSED
MAY 1 2 2008
THOMSON REUTERS

Yours sincerely,

Clariant Ltd

M. Grieder Buttler

Mirjam Grieder Buttler

dw 5/8

www.clariant.com

Clariant International Ltd
Rothausstrasse 61
4132 Muttenz 1
Switzerland

April 30, 2008

Media Release

Clariant International Ltd

Clariant Reports Improved Operating Margin in the First Quarter 2008

- **Sales up 3% in local currency and down 2% in CHF due to currency effects**
- **Price increases of 4% fully compensate for a 9% increase in raw material costs**
- **Operating margin before exceptionals rises to 7.9% from 7.1% in Q1/2007**
- **Cash Flow from operations of CHF -6 million due to seasonal effects**
- **Full Year outlook unchanged**

CEO Jan Secher commented: "The measures we have initiated to improve operational performance have started to show a positive impact. In particular our focus on increased pricing and strict cost control has contributed to the improved operating margin. While our top line growth in local currency has been satisfying in the first quarter, we closely follow the economy and are prepared to take further actions if changes should occur. Against this backdrop we stay committed to an improved operating margin and a continued strong cash flow from operations by the end of the year."

Muttenz, April 30, 2008 – Clariant, a world leader in specialty chemicals, posted a 3% sales growth in local currency for the first quarter 2008. Adverse currency effects resulted in a negative sales growth of 2% in CHF. Total sales amounted to CHF 2.112 billion.

Clariant increased prices by 4% and was able to fully offset a 9% increase in raw material costs. The gross margin declined slightly to 30.5% from 31.1% in the strong first quarter of 2007. Compared to the full year 2007 the gross margin improved 1.3 percentage points. The gross margin year-on-year has improved for three quarters in a row despite a steep increase of raw material costs in the same period.

Clariant reduced the number of job positions by 400 in the first quarter as part of the ongoing restructuring measures. Sales, General and Administration (SG&A) costs declined to 20.7% down from 21.8% in the first quarter of 2007.

The operating margin before exceptionals improved to 7.9% from last year's 7.1%. This translates into an increased operating income before exceptionals of CHF 167 million compared to CHF 152 million in the first quarter of 2007. The net income from continuing operations declined to CHF 41 million from CHF 86 million as a result of higher restructuring costs and unfavorable currency effects. In the first quarter, foreign exchange effects had a negative impact on the operating income of CHF 36 million and another CHF 44 million on the net result.

Cash flow from operations declined to CHF -6 million from CHF 37 million in the previous year as inventories have been built up before the Easter holidays and trade payables have been reduced.

Improved pricing across the divisions

All four divisions achieved higher prices in the first quarter as a result of the company's focus on price increases and the corresponding measures that have been initiated in the previous year. Following Clariant's price over volume approach, the divisions have tackled customers with unsatisfying profitability by price increases, utilization of alternative low cost distribution channels or giving up on unprofitable business. These measures had a slightly negative effect on volumes without having materially impacted capacity utilization.

Pigments & Additives division with strong sales and margin growth

The Pigment & Additives division grew 6% in local currency (1% in CHF) compared to previous year. This favorable development was mainly influenced by good demand but also partially the result of some inventory build-up by customers. The main growth driver was the Coatings business that has benefited from robust demand in particular from the automotive industry in Europe and strong growth in Asia. The Specialties, Publication Inks and Plastics businesses also saw good growth in terms of price and volume whereas at different levels.

Geographically, demand in Asia and Latin America gained momentum, whilst sales in Europe were slightly lower. The weakness of the US market had only limited impact on the division's top line due to the relatively small exposure of Pigments & Additives to the US market.

The division significantly improved profitability due to price increases and effective cost management, although the gross margin declined slightly on a year-on-year basis.

The division has extended its joint venture with its Chinese partner Zhejiang Baihe in Hang Zhou city, province of Zhejiang. The joint venture will build a new plant for the production of Quinacridone high performance organic pigments. The investment demonstrates Clariant's strong focus on the emerging markets in Asia and in particular on mainland China, where the company already operates nine facilities.

Textile, Leather & Paper Chemicals challenged by unfavorable market conditions

The performance of the Textile, Leather & Paper Chemicals division was impacted by difficult, however different, market environments for all three businesses. Sales in local currency declined 6% (11% in CHF). The gross margin declined compared to the first quarter of 2007.

The Textile business was affected by a weak demand in the US and Europe – in particular in key markets like Italy, Spain and Turkey. Customers in India and Turkey suffered from strong currencies that negatively impacted their exports. The business managed an unprecedented price increase despite the challenging market situation. As a result, the gross margin could be increased compared to the last quarter of the previous year although it was lower than in the first quarter of 2007.

The leather market was basically stable. The leather finishing market experienced good growth partly due to the solid development of the automotive industry in Europe, while the wet end chemicals market was weak. In this environment, Clariant's Leather business has progressed well in addressing overcapacities and executing the previously announced restructuring measures. The closure of the Selby production plant in the UK is proceeding according to plan, and will be completed by the end of 2008. This step reduces the company's exposure to the weak, lower margin wet end chemicals market. The gross margin of the leather business remained stable.

The pulp and paper market has gone through a difficult period marked by weakening demands. Clariant's Paper business was strongly influenced by a developing shortage of supply of chemical feedstock for optical brighteners as well as by extreme price increases. As a result, Paper was unable to compensate for the rise in raw material costs through price increases.

Despite these circumstances, the profitability of the business still remained at a satisfactory level.

Differentiated price increases of the Functional Chemicals division has triggered profitable growth

The Functional Chemicals division saw a 9% growth in local currency (5% in CHF). A favorable demand situation in Europe, the division's biggest market, as well as market share gains in the US have contributed to this positive development. The gross margin remained stable compared to the first quarter of 2007, which represents a significant improvement compared to the second half of 2007.

A strong focus on price increases has turned the negative trend of the recent quarters for the Detergents and Specialty Intermediates business in terms of both volume and profitability. The Oil Services as well as the Mining business continued to grow dynamically as market conditions remained favorable.

A main reason for the positive development of the division's profitability was a differentiated approach on price increases that has been enabled by the new structure of the Functional Chemicals division. The new structure enables the division to clearly separate product-driven from service-driven businesses and to manage them according to their respective needs.

Solid business development of the Masterbatches division

The Masterbatches division experienced a restrained demand in the first quarter. Sales in local currencies remained flat and declined by 5% in CHF due to adverse currency exchange effects. The division saw good growth in Latin America and Asia whereas the United States has been impacted by a difficult economic climate in the first quarter. Consequently, due to the proximity of the division to the end user markets, sales in the US declined particularly in the housing and automotive industries. Europe showed a differentiated sales pattern with the main countries partially offsetting a weaker demand in smaller countries.

The division was able to offset the rise in raw material costs with selective price increases. The raw material costs increased again but at a lower pace than in the first quarter of 2007. The gross margin of the division remained at the level of the previous year.

Outlook for 2008 unchanged

Against a backdrop of an increasingly uncertain global macro-economic outlook, Clariant's focus during the remainder of the year will be on the continuing implementation of price increases and cost leadership, which will help offset expected further increases in raw material and energy costs.

With the benefits of the operational performance improvements already underway, Clariant expects an improved operating margin before exceptional items and continuing strong cash flow from operations in 2008.

Going forward, the company will focus on businesses where it will be able to leverage strong market positions in attractive markets, and thus proactively manage its portfolio.

- end -

Contacts

Media Relations
Arnd Wagner Phone +41 61 469 61 58

Investor Relations
Ulrich Steiner Phone +41 61 469 67 45

Key Financial Group Figures				
				First Quarter
Continuing operations:	**2008**		2007	
	CHF mn	% of sales	CHF mn	% of sales
Sales	**2112**	100.0	2156	100.0
Local currency growth (LC):	**3%**			
Organic growth	**3%**			
Acquisitions/Divestitures	**0%**			
Currencies	**-5%**			
Gross profit	**645**	30.5	671	31.1
EBITDA before exceptionals	**230**	10.9	219	10.2
EBITDA	**207**	9.8	210	9.7
Operating income before exceptionals	**167**	7.9	152	7.1
Operating income	**140**	6.6	139	6.4
Net income from continuing operations	**41**	1.9	86	4.0
Operating cash flow (total operations)	**-6**		37	
Discontinued operations:				
Sales	**0**		46	
Net loss from discontinued operations	**0**		-2	
Other key figures:	**31.3.2008**		31.12.2007	
Net debt	**1357**		1361	
Equity (including minorities)	**2249**		2372	
Gearing	**60%**		57%	
Number of employees	**20530**		20931	

Clariant – Exactly your chemistry.

Clariant is a global leader in the field of specialty chemicals. Strong business relationships, commitment to outstanding service and wide-ranging application know-how make Clariant a preferred partner for its customers.

Clariant, which is represented on five continents with over 100 group companies, employs around 21,000 people. Headquartered in Muttenz near Basel, Switzerland, it generated sales of CHF 8.5 billion in 2007. Clariant's businesses are organized in four divisions: Textile, Leather & Paper Chemicals, Pigments & Additives, Masterbatches and Functional Chemicals.

Clariant is committed to sustainable growth springing from its own innovative strength. Clariant's innovative products play a key role in its customers' manufacturing and treatment processes or else add value to their end products. The company's success is based on the knowhow of its people and their ability to identify new customer needs at an early stage and to work together with customers to develop innovative, efficient solutions.

www.clariant.com

END